UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Berg, James E.
   11388 Sorrento Valley Road, Suite 200


   San Diego, CA   92121
2. Issuer Name and Ticker or Trading Symbol
   AVANIR Pharmaceuticals (AVN)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   11/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Clinical
   Affairs & Product Development
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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
Class A Common Stock                          11/13/02    X (1)    24,000        A  $1.0625      41,000         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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
Incentive Stock Option (right  $0.7200                                                                                 02/19/09
to buy)
Incentive Stock Option (right  $0.3000                                                                                 02/19/09
to buy)
Incentive Stock Option (right  $1.0625         11/13/02       X (1)                      24,000           (2)          11/14/02
to buy)
Incentive Stock Option (right  $1.2800                                                                                 07/10/08
to buy)
Incentive Stock Option (right  $1.4688                                                                                 11/09/06
to buy)
Incentive Stock Option (right  $2.2500                                                                    03/15/97     03/15/07
to buy)
Incentive Stock Option (right  $2.5000                                                                                 05/21/04
to buy)
Incentive Stock Option (right  $2.5000                                                                                 03/16/06
to buy)
Incentive Stock Option (right  $3.2900                                                                                 03/14/12
to buy)
Incentive Stock Option (right  $6.4375                                                                                 09/16/05
to buy)
Non-Qualified Stock Option     $1.5500                                                                                 02/19/09
(right to buy)
Non-Qualified Stock Option     $2.4701                                                                                 03/10/10
(right to buy)
Non-Qualified Stock Option     $2.7500                                                                                 07/17/03
(right to buy)
Non-Qualified Stock Option     $3.5700                                                                    03/15/01     03/15/11
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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
Incentive Stock Option (right            Class A Common Stock           150,000                   150,000       D   Direct
to buy)
Incentive Stock Option (right            Class A Common Stock           8,000                     8,000         D   Direct
to buy)
Incentive Stock Option (right  11/13/02  Class A Common Stock           24,000                    0             D   Direct
to buy)
Incentive Stock Option (right            Class A Common Stock           25,000                    25,000        D   Direct
to buy)
Incentive Stock Option (right            Class A Common Stock           10,000                    10,000        D   Direct
to buy)
Incentive Stock Option (right            Class A Common Stock           15,000                    15,000        D   Direct
to buy)
Incentive Stock Option (right            Class A Common Stock           8,000                     8,000         D   Direct
to buy)
Incentive Stock Option (right            Class A Common Stock           3,000                     3,000         D   Direct
to buy)
Incentive Stock Option (right            Class A Common Stock           50,000                    50,000        D   Direct
to buy)
Incentive Stock Option (right            Class A Common Stock           1,000                     1,000         D   Direct
to buy)
Non-Qualified Stock Option               Class A Common Stock           50,000                    50,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           75,000                    75,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           36,000                    36,000        D   Direct
(right to buy)
Non-Qualified Stock Option               Class A Common Stock           50,000                    50,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
On 11/13/02 exercised 24,000 options to purchase Class A Common Stock (24,000 options at $0.1.0625 per share).
(2)
Options are fully vested and immediately exercisable.

SIGNATURE OF REPORTING PERSON
/S/ Berg, James E.
DATE 11/13/02